Notice to The Oslo Stock Exchange

 ORKLA



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Erik Thuestad, AVP Investor Relations, Tel.: +47 22544425

Date: 02.01.2002

ORK – Trade subject to notification

Orkla's Financial Investements area has on the 2nd of January 2002 bought 13,546 shares in Elkem ASA at a price of NOK 149.99 per share. After this transaction Orkla including subsidiaries owns 15,859,397 Elkem-shares, representing 32.2% of the share capital.